[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

November 6, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KBW, Inc.
Form S-1 Registration Statement
Registration No. 333-136509

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 23, 2006 and the date hereof, 17,175 copies of the Preliminary Prospectus dated October 23, 2006 were distributed as follows: 0 to prospective underwriters, 6,015 to institutional investors; 11,160 to individuals; and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. (Washington D.C. time) on November 8, 2006 or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
BANC OF AMERICA SECURITIES LLC
FOX-PITT, KELTON INCORPORATED
JMP SECURITIES LLC
THOMAS WEISEL PARTNERS LLC
BNY CAPITAL MARKETS, INC.
FTN MIDWEST SECURITIES CORP
MORGAN KEEGAN & COMPANY, INC.

By: Keefe, Bruyette & Woods, Inc.

By: _/s/ Jeffery D. Evans_______________________________
Name: Jeffery D. Evans
Title: Managing Director